EXHIBIT 99.1

Westport Fuel Systems Appoints New Director

VANCOUVER, British Columbia , Jan. 25, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced the appointment of Philip Hodge to the company’s Board of Directors, effective January 25, 2022.

“We are pleased to welcome Mr. Hodge to the Board of Directors at Westport Fuel Systems,” said Daniel Hancock, Chair of the Board. “Phil brings a wealth of experience to the Company as a public company executive, leader and corporate director with over 30 years of work experience spanning corporate legal practice, international business, investment banking, and mergers and acquisitions. He also has a deep background in alternative energy technology from his prior experience at Westport Innovations Inc. serving as a Board Director from 2012 to 2016 and his roles leading the China Business Unit and the legal function earlier in his career.”

Mr. Hodge is the founder and current President, Chief Executive Officer and Director of Pine Cliff Energy (TSX: PNE), a TSX-listed junior oil and gas company, since 2012. He also currently serves as a Board Director of the Explorers and Producers Association of Canada.

Prior to Pine Cliff Energy, Mr. Hodge served as Vice President of Business Development, Acquisitions and Divestments at Penn West Exploration, one of the largest conventional oil and gas producers in North America. Mr. Hodge was a Managing Director at Mackie Research Capital Corporation and J.F. Mackie & Co., Calgary-based investment banks. From 2000 to 2006, Mr. Hodge was Senior Vice President and General Counsel of Westport Innovations Inc. where he was responsible for legal, corporate governance, strategic partnership, and corporate development functions, as well as the formation and growth of the company's business in China. Prior to 2000, Mr. Hodge was a partner at Bennett Jones LLP, a Canadian national law firm, practicing in that firm's securities and mergers and acquisitions teams in its Calgary office.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christian Tweedy
Investor Relations
T: +1 604-718-2046
E:  invest@wfsinc.com